Exhibit 99.2 World-Class E-Mobility Fast Charging Solutions INVESTOR PRESENTATION JANUARY 2023

Disclaimer Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, also known as the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this presentation that are not statements of historical fact and generally relate to future events, hopes, intentions, strategies, or performance may be deemed to be forward-looking statements. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “might,” “possible,” “believe,” “predict,” “potential,” “continue,” “aim,” “strive,” and similar expressions may identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, without limitation, the Company's expectations, hopes, beliefs, intentions or strategies for the future, including, but not limited to: our history of losses; the ability to successfully manage our growth; the adoption and demand for electronic vehicles including the success of alternative fuels, changes to rebates, tax credits, and the impact of government incentives; the accuracy of our forecasts and projections including those regarding our market opportunity; competition; our ability to secure financing; delays in our manufacturing plans; losses or disruptions in supply or manufacturing partners; risks related to our technology, intellectual property and infrastructure; exemptions to certain U.S. securities laws as a result of our status as a foreign private issuer; and other important factors discussed under the caption “Risk Factors” in the various filings with the Securities and Exchange Commission (the “SEC”) by Tritium DCFC Limited (the Company ), as such factors may be updated from time to time in the Company's other filings with the SEC, accessible on the SEC's website at www.sec.gov and the Investors Relations section of Company's website at https://investors.tritiumcharging.com/. Any investors should carefully consider the risks and uncertainties described in the documents filed by the Company from time to time with the SEC as most of the factors are outside the Company's control and are difficult to predict. As a result, the Company's actual results may differ from its expectations, estimates and projections and consequently, such forward-looking statements should not be relied upon as predictions of future events. The Company cautions not to place undue reliance upon any forward-looking statements, including projections, which speak only as to management expectations and beliefs as of the date they are made. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. No Offer This presentation is for informational purposes only and it does not represent an offer to sell or the solicitation of an offer to buy any of the Company's securities. There will be no sale of the Company's securities in any jurisdiction in which one would be unlawful. Presentation of Information Unless otherwise indicated, references to a particular “fiscal year” are to our fiscal year ended June 30 of that year. References to a year other than a “fiscal” or “fiscal year” are to the calendar year ended December 31. Trademarks The companies depicted in the photographs herein, or any third-party trademarks, including names, logos and brands, referenced by the Company in this presentation, are the property of their respective owners. All references to third-party trademarks are for identification purposes only and shall be considered nominative fair use under trademark law. Further, none of these companies are affiliated with the Company in any manner. 2 INVESTOR PRESENTATION

WHO IS TRITIUM? Building the Future of Transportation Pursuing a Vision of Fulfilling a Purpose to On a Mission to Fast Charging Everywhere Enable Clean Energy Electrify Transportation 3 INVESTOR PRESENTATION

TRITIUM AT A GLANCE

Second Highest Global Market Share for Fast Chargers

10,000+
DC fast chargers sold across more than 42 countries

80%
Sales order CAGR achieved from CY20-22

~10
Years of continuous field operation through global fleet of DC fast chargers

4
Global production and testing facilities

20,000+
High-powered charging sessions per day

21+
Year track record of innovating electric transportation


TRITIUM
RTM
A FUTURE
MADE IN
AMERICA
A FUTURE
MADE IN
AMERICA
A FUTURE
MADE IN
AMERICA

Note: Excluding China and Tesla Supercharger Network

INVESTOR PRESENTATION
4

TRITIUM MANAGEMENT TEAM Experienced Management Team with Manufacturing and Electronics Backgrounds Jane Hunter Glen Casey Rob Topol David Toomey Chief Executive Chief Operating Chief Financial Chief Strategy Officer and Officer Officer Officer Executive Director David Nicholl Mike Calise Keith Michael R. Hutchison Collins Chief Sales President, Officer Americas Chief People General Counsel Officer and Company Secretary 5 INVESTOR PRESENTATION

OUR CUSTOMERS Supplied 68% of the World's Leading Charging Networks #1 #7 Seven Largest Networks by Number of Deployed DC Fast Chargers in Each Region Note: Excluding Tesla Supercharger Network Tritium chargers on network 6 Source: AFDC, BNEF Public EV Charger Deployments by Region INVESTOR PRESENTATION AUS NZ UK USA Europe

MARKET SHARE Largest DC Charger OEM in America and Top 3 in Europe Tritium Deployed Chargers & Connectors Market DC Connector Deployments & Tritium Share Estimated Tritium Estimated Tritium Tritium Connectors (~10k Chargers) Market Share (Connectors) Market Position Known Total Market Connectors (BNEF) 9k EUR > 12% #3 Total Market 69k 6k USA > 30% #1 Total Market 19k 2k AUS > 75% #1 NZ 2k Note: Excluding Tesla Supercharger Network 7 Source: BNEF Public EV Charger Deployments by Region, as at 20 December 2022 INVESTOR PRESENTATION

TECHNOLOGY DIFFERENTIATION

Differentiated Technology for Reliability and TCO

Liquid Cooled and IP65-Rated

Tritium's fast chargers are the only fully liquid cooled fast DC chargers commercially available. The liquid cooling system allows Tritium's chargers to be fully sealed and achieve the only IP65 enclosure rating for a DC fast charger globally.

+

Proprietary Modularity

Tritium's modular charging technology enables more cost-effective operations and infrastructure deployment, from single charger sites to charging destinations. Tritium's modular chargers provide customers with three-dimensional flexibility to increase charger power and easily increase the number of chargers on a site.

=

Lower Total Cost of Ownership (TCO)

Tritium's sealed product enclosures, liquid cooling technology, and small product footprint results in up to 37% total cost of ownership reduction over 10 years compared to air cooled systems. These savings increase when combined with Tritium's modular technology.


Dust
TRITIUM
JETCHARGE


Snow


Salt
AQUA

INVESTOR PRESENTATION
8

PRODUCT ROADMAP

More Use Cases for Low and Ultra High-Power Charging

- **75kW** Released 2020 — Gen 2: 120+kW 2024
- **150kW** Released 2021 — Gen 2: 240+kW 2024
- **400kW** 2023
- **32kW** 2023
- **1MW+** 2025



Retail

Self-contained system

Convenience charge

Easy installation


STANDALONE ≥1



Charging Parks

Distributed system

Rapid public charging

Lowest total cost of ownership


DISTRIBUTED DC


32kW

Fleets

Distributed low-power DC

Large scale fleet deployment

Easy installation


DISTRIBUTED DC



Charging Depots

Centralized high-power DC

Commercial charging

Heavy vehicles – truck/bus/ferry/aircraft


CENTRALIZED DC

EASY ON SITE GRID-SCALE BATTERY INTEGRATION

Note: The product roadmap is subject to change.

INVESTOR PRESENTATION
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PUBLIC CHARGING GOVERNMENT FUNDING

Huge Government Investment in Charging Infrastructure

Government Programs Funding DC Fast Chargers

USA	Germany	UK	Australia
Bipartisan Infrastructure Law	Deutschlandnetz	Rapid Charging Fund	Future Fuels Fund
+$7.5BN USD	**+€2BN EUR**	**+£1BN GBP**	**+$250M AUD**

EV Charger Purchasers

CPOs · Auto · Fuel · Retail · Fleets · Utilities · Heavy

Tritium Charging Solutions

TRITIUM™

Hardware · Software · Services

Note: CPOs: charge point operators
Government programs are examples and inexhaustive

INVESTOR PRESENTATION
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DC CHARGING MARKET

DC Charging Market Value Greater Than AC

Global Cumulative Charger Forecast at 2030


Total Chargers
~113m
AC Slow Chargers
96%
DC Fast Chargers
4%
Total Investment
~$362b
AC Slow Chargers
40%
DC Fast Chargers
60%

Market Characteristics of AC and DC Charging

	Competition	Entry Barriers	Trailing Revenue
AC Slow Chargers	**Extreme** Many established competitors with limited pricing power.	**Low** Simple technology as power conversion occurs in the vehicle.	**Uncertain** Limited maintenance, some potential for smart charging add-ons.
DC Fast Chargers	**Limited** Under five true competitors with scale in western markets. Only two competitors including Tritium serving both EU & USA.	**Very High** Highly technical engineering expertise required with extensive safety, compliance, and vehicle compatibility protocols.	**Very High** 8-10 year expected life creates support ecosystem including trailing maintenance, spare parts, and ongoing software/firmware support.

Source: BNEF Long-Term Electric Vehicle Outlook 2022

INVESTOR PRESENTATION
11

GROWING ADDRESSABLE MARKET

Disrupted Energy Distribution Market

Tritium Supplies All Segments

	USA	EU	Asia
Electricity Utilities	~3K	~4.5K	+++
Retail Establishment	1M+	5M+	1.5M+
Gas Station	~120K	~78K	150K+
Commercial Vehicle Sales p.a.	~13M	~3M	~8M
Passenger Vehicle Sales p.a.	~5M	~18M	~36M


CURRENT
FIRST MOVERS
CPOs
FAST FOLLOWERS
ULTIMATE OPPORTUNITY
Utilities
Retail
Auto
Fleets
Fuel
FUTURE

Source: Retail, NRF. Utility, EIA. Fuel, NACS. Autos and Fleets, OICA

INVESTOR PRESENTATION
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PRODUCTION CAPACITY

11,000 Tritium Units Forecast for CY23

USA Facility Ramping for NEVI-Fueled Growth

Tritium CY23 Global Production Guidance

Target Production Capacity – As Announced – Tritium v Peers


~1k
Dec 22
A
~11k
Tennessee
~60%
Brisbane
~40%
CY23
E
Expanding
Capacity
~30k p.a.
500+
Jobs
Tritium
Lebanon,
Tennessee
~10k p.a.
100+
Jobs
ABB
Columbia,
South
Carolina
~10k p.a.
Up to 183
Jobs
SK Signet
Plano,
Texas
3x

Tritium's planned US capacity exceeds future production capacity announced by peers in North America by 3x

Sources: ABB, SK Signet

INVESTOR PRESENTATION
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CY23 GUIDANCE

Expecting to Double Revenue to >$200 Million in CY23

Tritium Revenue Guidance CY23


+50% CAGR
$59m
$78m
$95m-102m
>$200m
H1 CY23 F
~35%
H2 CY23 F
~65%
$159m
Purchase
Order Backlog
CY20
A
CY21
A
CY22
E
CY23
F
Actual
Estimate Unaudited
Forecast

CY23 Revenue Commentary

- Tritium's 2023 forecast is supported by the Company's current purchase order backlog of $159m, ~80% of forecasted revenue for CY23.
- Service and maintenance revenue, including spare parts revenue, is expanding as older chargers exit their warranty period and the installed base of chargers grows exponentially.
- Tritium is seeing increased demand for service level agreements as the industry moves from pilot programs to full scale professional operations backed by blue-chip companies.
- Regional (Europe, US, and APAC), segment and customer diversification has helped drive continual revenue growth as each market is driven by differing factors.

INVESTOR PRESENTATION
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STRONG SALES GROWTH

Substantial Growth in Backlog Provides Strong Visibility for 2023

Sales Orders


+38%
$60m
$141m
$195m
CY20
A
CY21
A
CY22
E

- Record sales orders of $195 million in calendar year 2022, a 38% increase over the previous calendar year.
- Tritium demand and sales continue to grow in European, United States, and Asian markets, unlike most competitors who only have access to a single geography.

Purchase Order Backlog


+115%
$4m
$74m
$159m
EOY CY20
A
EOY CY21
A
EOY CY22
E

- Tritium forecasts CY22 sales order backlog of $159 million, surpassing the previous June 30, 2022 record backlog of $149 million.
- Purchase order backlog underpins revenue forecast for CY23.

Note: CY22 E – Estimated Unaudited Result

INVESTOR PRESENTATION
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MODULAR PRODUCT SUITE Manufacturing Efficiencies Driven by Product Suite Simplification Indicative CY23 Production Schedule Transition Year for Production ◼ Four charger models cease production in CY23, optimizing manufacturing by simplifying engineering, supply chain, production, and logistics. ◼ Tritium’s two modular products, RTM75 and PKM150, are not only simpler and faster to manufacture, but share 80% common components for streamlined engineering, supply chain, field service, and maintenance. ◼ Modular products provide broader market coverage across use cases, delivering many flexible and scalable deployment options for customers in addition to increased geographic compatibility, which expands Tritium’s TAM. Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Modular Product 1 Legacy Product 1 Legacy Product 3 Modular Product 2 Legacy Product 2 Legacy Product 4 16 INVESTOR PRESENTATION

PHOTOS

b p p u l s e A u s t r a l i a L a u n c h – T r i t i u m C E O J a n e H u n t e r w i t h b p C E O B e r n a r d L o o n e y 18 INVESTOR PRESENTATION

A m a z o n – T r i t i u m a t t h e A m a z o n F A S T f o r w a r d S u m m i t i n B e r l i n , G e r m a n y 19 INVESTOR PRESENTATION

P r i m e M i n i s t e r A n t h o n y A l b a n e s e – t h e A u s t r a l i a n P r i m e M i n i s t e r a t t h e B r i s b a n e F a c t o r y 20 INVESTOR PRESENTATION

R e v e l – F l e e t a n d P u b l i c C h a r g i n g i n B r o o k l y n , N e w Y o r k 21 INVESTOR PRESENTATION

D e l t a J u n c t i o n , A l a s k a – T e m p e r a t u r e s a s L o w a s - 6 3 . 0 ° F ( - 5 2 . 8 ° C ) 22 INVESTOR PRESENTATION

C h a r g e F o x – G o l d C o a s t , A u s t r a l i a 23 INVESTOR PRESENTATION

T e n n e s s e e F a c t o r y – A m e r i c a n - M a d e b p p u l s e F a s t C h a r g e r s 24 INVESTOR PRESENTATION

T e n n e s s e e F a c t o r y – N e w L i n e s a n d R a m p i n g P r o d u c t i o n 25 INVESTOR PRESENTATION

O s p r e y C h a r g i n g – C r o y d o n , U n i t e d K i n g d o m 26 INVESTOR PRESENTATION

P r a x i s – T h e N e t h e r l a n d s 27 INVESTOR PRESENTATION